

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 13, 2007

Via U.S. Mail and Fax

Mr. Rick P. Frier
Catalina Marketing Corporation
200 Carillon Parkway
St. Petersburg, FL 33716-2325

> **Re:** **Catalina Marketing Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed May 26, 2006**
> **File No. 1-11008**

Dear Mr. Frier:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director